Exhibit 99.1

Jiayin Group Inc. Announces Acquisition of Certain Equity Interest in

Keen Best Investments Limited

SHANGHAI, March 13, 2020 (GLOBE NEWSWIRE) — Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading online individual finance marketplace in China, today announced that Geerong (HK) Limited (“Geerong”, formerly known as Jiayin (HK) Limited), an indirect wholly-owned subsidiary of the Company, has determined to acquire certain equity interest in Keen Best Investments Limited (“Keen Best”) from China Smartpay Group Holdings Limited (“Smartpay”), a Cayman Islands incorporated company, whose shares are listed on GEM of The Stock Exchange of Hong Kong Limited (Stock code: 8325).

On March 13, 2020, Geerong and another independent purchaser (“Purchasers”) entered into a share purchase agreement (the “SPA”) with Smartpay, pursuant to which, among others, Geerong agreed, subject to certain conditions, to acquire 35 ordinary shares of Keen Best, representing 35% equity interest in Keen Best, a wholly-owned subsidiary of Smartpay (the “Shares”). Mr. Dinggui Yan, our founder, director and chief executive officer currently beneficially owns approximately 29.8% equity interest in Smartpay.

The closing of this proposed transaction is subject to the following conditions, which should be fulfilled on or before June 30th, 2020 or another date otherwise agreed by the parties thereto: (i) the shareholders of Smartpay (other than Mr. Dinggui Yan and those who may abstain from voting, where applicable) having resolved and approved this transaction and the SPA in accordance with Rules Governing the Listing of Securities on GEM of the Stock Exchange of Hong Kong, if required; and (ii) all necessary consents, approvals, authorizations, waivers, clearances and certifications in relation to this transaction and the SPA having been obtained, which can be waived. The purchase price for the Shares is HK$105,000,000 and shall be paid in cash or other means agreed by the Purchasers and Smartpay.

Information on Keen Best

Keen Best is a company incorporated in the British Virgin Islands with limited liability and is a direct wholly-owned subsidiary of Smartpay. As at the date of this announcement, Keen Best holds 100% of the equity interests in Union Evernew Investment Limited, a company incorporated in Hong Kong with limited liability, which in turn wholly owns Massnet Microcredit Company (Chongqing) Limited (“Massnet Microcredit”), a company established in the PRC with limited liability. Shanghai Yangyu Information Technology Company Limited, a company established in the PRC with limited lability, is a wholly owned subsidiary of Massnet Microcredit. Keen Best and its subsidiaries are principally engaged in internet microcredit business in the PRC.

The Company expects the investment in Keen Best will provide more business opportunities for its future business development.

About Jiayin Group Inc.

Jiayin Group Inc. is a leading online individual finance marketplace in China committed to facilitating effective, transparent, secure and fast connections between investors and borrowers, whose needs are underserved by traditional financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan origination of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

For more information, please contact:

In China:

Jiayin Group

Ms. Shelley Bai

Email: ir@niwodai.com

or

The Blueshirt Group

Ms. Susie Wang

Email: susie@blueshirtgroup.com

In the U.S.:

Ms. Julia Qian

Email: julia@blueshirtgroup.com